October 11, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Al Pavot
Terence O’Brien
Office of Industrial Applications and Services

RE:	Paragon 28, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2023

Dear Messrs. Pavot and O’Brien:

Paragon 28, Inc. (the “Company,” “Paragon” or “we”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the Staff’s letter to the Company, dated September 30, 2024, in relation to the above-referenced filings.

We have set forth below your comment followed by the Company’s response.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2023

Item 11. Executive Compensation., page 165

1.	It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. Please confirm that in future filings, where you conduct a recovery analysis, the interactive data will be included.

Response:

The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. Paragon agrees and has noted for future applicable filings that the interactive data will be included for the recovery analysis in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual.

If you require additional information, please contact me at rmccormack@paragon28.com or (720) 212-7663.

Sincerely,

/s/ Robert McCormack

Robert McCormack
General Counsel & Corporate Secretary

cc:	(via email)
Chadi Chahine, Chief Financial Officer & EVP Supply Chain, Paragon 28, Inc.
Minh Van Ngo, Esq., Cravath, Swaine & Moore LLP
Michael Arnold, Esq., Cravath, Swaine & Moore LLP

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